EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

							Three Months Ended
	Year Ended May 31,						August 31,
In thousands except ratios	2001	2002	2003	2004	2005	2005 (1)	2004	2005
						(Pro forma)

Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$99,968	$75,577	$40,650	$59,096	$62,255	$53,864	$10,176	$(92,972)
Fixed charges	31,824	26,771	21,058	31,240	30,044	38,435	6,809	10,749
Amortization of capitalized interest	—	1,100	1,100	1,100	1,100	1,100	275	275
Less: Interest capitalized	(15,601)	—	—	—	—	—	—	—

Adjusted earnings	$116,191	$103,448	$62,808	$91,436	$93,399	$93,399	$17,260	$(81,948)

Fixed charges
Interest expense	$6,143	$15,433	$11,025	$21,012	$21,824	$29,551	$4,764	$8,835
Interest capitalized	15,601	—	—	—	—	—	—	—
Net amortization of debt discount, premium and issuance expense	2,685	4,346	3,802	3,090	1,709	2,373	366	429
Interest portion of rent expense	7,395	6,992	6,231	7,138	6,511	6,511	1,679	1,485

Total fixed charges	$31,824	$26,771	$21,058	$31,240	$30,044	$38,435	$6,809	$10,749

Ratio of earnings to fixed charges	3.65	3.86	2.98	2.93	3.11	2.43	2.53	—

Deficiency of earnings to cover fixed charges	$—	$—	$—	$—	$—	$—	$—	$92,697

(1)	Pro forma after giving effect to the spin-off and related refinancing transactions as if they had occurred as of the beginning of the fiscal year.